UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

AMERICAN INTERNATIONAL HOLDINGS CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02687R106

(CUSIP Number)

Esteban Alexander

3990 Vitruvian Way, Suite 1152
Addison, Texas 75001

(972) 803-5337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person Esteban Alexander
2.	Check the Appropriate Box if a Member of a Group. (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ] .
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,000,000 shares*
	8.	Shared Voting Power -0- shares
	9.	Sole Dispositive Power 9,000,000 shares*
	10.	Shared Dispositive Power -0- shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]
13.	Percent of Class Represented by Amount in Row (11) 25.38%*
14.	Type of Reporting Person IN

* Not including the voting rights of the Series A Preferred Stock share held by the Reporting Person as discussed below.

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Item 1. Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of American International Holdings Corp., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3990 Vitruvian Way, Suite 1152, Addison, Texas 75001.

Item 2. Identity and Background

(a) This Statement is being filed by Esteban Alexander, the “Reporting Person”.

(b) Mr. Alexander’s business address is 3990 Vitruvian Way, Suite 1152, Addison, Texas 75001.

(c) Mr. Alexander’s principal business occupation is the Chief Operating Officer and Treasurer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Alexander is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On April 12, 2019, the Issuer entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Novopelle Diamond, LLC, a Texas limited liability company (“Novopelle”) and Cohen Enterprises, Inc., Esteban Alexander and Alan Hernandez, which each held 1/3 of the outstanding units of Novopelle (the “Novopelle Members”).

Pursuant to the terms of the Share Exchange Agreement, the Issuer acquired 100% of the issued and outstanding membership interest of Novopelle by means of a share exchange with the Novopelle Members in exchange for 18,000,000 newly issued shares of the common stock of the Issuer (6,000,000 shares each)(the “Share Exchange”). As a result of the Share Exchange, Novopelle became a 100% owned subsidiary of the Issuer.

As a result of the Share Exchange, the Issuer acquired the business of Novopelle and all of its assets. Novopelle is a physician supervised, medical spa and wellness clinic that offers a full menu of wellness services including anti-aging, weight loss and skin rejuvenation treatments.

On May 20, 2020, the Company issued one share of its then newly designated shares of Series A Preferred Stock, to each of the three members of its then Board of Directors, (1) Jacob D. Cohen, (2) Esteban Alexander and (3) Luis Alan Hernandez, in consideration for services rendered to the Company as members of the Board of Directors. Such shares of Series A Preferred Stock vote in aggregate sixty percent (60%) of the total vote on all shareholder matters, voting separately as a class, as discussed in greater detail below.

The Amended and Restated Certificate of Designation of the Company’s Series A Preferred Stock (the “Series A Designation”) provides for the Series A Preferred Stock to have the following rights:

Dividend Rights. The Series A Preferred Stock do not accrue dividends.

Liquidation Preference. The Series A Preferred Stock have no liquidation preference.

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Conversion Rights. The Series A Preferred Stock have no conversion rights.

Voting Rights. For so long as any shares of Series A Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, have the right to vote on all shareholder matters (including, but not limited to at every meeting of the stockholders of the Company and upon any action taken by stockholders of the Company with or without a meeting) equal to sixty percent (60%) of the total vote (the “Total Series A Vote” and the “Voting Rights”). For example, if there are 10,000 shares of the Company’s common stock issued and outstanding at the time of a shareholder vote, the holders of the Series A Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 15,000 shares, out of a total number of 25,000 shares voting.

Additionally, so long as Series A Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Series A Preferred Stock, voting separately as a class (i) amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of the Company so as to adversely affect the designations, preferences, limitations and relative rights of the Series A Preferred Stock, (ii) effect any reclassification of the Series A Preferred Stock, (iii) designate any additional series of preferred stock, the designation of which adversely effects the rights, privileges, preferences or limitations of the Series A Preferred Stock; or (iv) amend, alter or repeal any provision of the Series A Designation (except in connection with certain non-material technical amendments).

Notwithstanding the above, no shares of Series A Preferred Stock held by any person who is not a then member of the Board of Directors of the Company (each a “Non-Director Holder”), shall have any Voting Rights and the Voting Rights of all other shares of Series A Preferred Stock (including, but not limited to the Total Series A Vote) shall be calculated without regard to, and without taking into account, the shares of Series A Preferred Stock held by such Non-Director Holder.

Redemption Right. The Company has the option in its sole discretion, at any time, with the majority consent or approval of the Board of Directors of the Company, to redeem any outstanding shares of Series A Preferred Stock of the Company held by any Non-Director Holder, by paying the Non-Director Holder(s) a redemption price of $1.00 per share for each such Series A Preferred Stock share redeemed (the “Redemption Amount”, and each a “Redemption”). The payment by the Company to the Non-Director Holder (at such Non-Director Holder’s address of record) of the Redemption Amount in connection with a Redemption automatically results in the cancellation, termination and invalidation of any outstanding Series A Preferred Stock held by a Non-Director Holder or his, her or its assigns.

Purchase Right. In the event the Company is legally prohibited from exercising the redemption right discussed above, any one or more of the other holders of the Series A Preferred Stock, other than any Non-Director Holder(s) (the “Director Holders”), have the option, exercisable in their sole discretion, to purchase their pro rata share of any shares of Series A Preferred Stock held by any Non-Director Holder(s) for $1.00 per share of Series A Preferred Stock (the “Purchase Amount”, and the “Purchase”). The payment by the Director Holder(s) of the Series A Preferred Stock to the Non-Director Holder of the Purchase Amount automatically, and without any required action by the Director Holder(s) or the Non-Director Holder, results in the transfer of the rights to, and ownership of, such Series A Preferred Stock held by a Non-Director Holder or his, her or its assigns, to the Director Holder(s), pro rata with their payment of the Purchase Amount.

Protective Provisions. Subject to the rights of series of preferred stock which may from time to time come into existence, so long as any shares of Series A Preferred Stock are outstanding, the Company cannot without first obtaining the approval (by written consent, as provided by law) of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting together as a class:

(a) Issue any additional shares of Series A Preferred Stock after the original issuance of shares of Series A Preferred Stock;

(b) Increase or decrease the total number of authorized or designated shares of Series A Preferred Stock;

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(c) Effect an exchange, reclassification, or cancellation of all or a part of the Series A Preferred Stock;

(d) Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series A Preferred Stock; or

(e) Alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to affect adversely the shares of such series, including the rights set forth in the Series A Designation.

Transfer Restrictions. Each holder of Series A Preferred Stock is prohibited from Transferring any shares of Series A Preferred Stock. “Transfer” means directly or indirectly (a) offering for sale, selling, pledging, hypothecating, transferring, assigning or otherwise disposing of (or enter into any transaction or device that is designed to, or could be expected to, result in the sale, pledge, hypothecation, transfer, assignment or other disposition at any time) (including, without limitation, by operation of law); or (b) entering into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the benefits or risks of ownership of the applicable securities, whether any such transaction is to be settled by delivery of securities or other securities, in cash or otherwise.

On May 22, 2020, in consideration for Mr. Alexander’s past services rendered as Chief Operating Officer of the Company, and in further consideration of the liability he has incurred in his capacity as Chief Operating Officer of the Company, the Company issued Mr. Alexander a one-time bonus of 3,000,000 shares of the Company’s restricted common stock.

* * * * * *

The Reporting Person’s ownership of one (1) share of Series A Preferred Stock, and the rights which such Series A Preferred Stock share has to vote 60% (cumulative with the other outstanding shares of Series A Preferred Stock) of the total Company vote on all shareholder matters, have not been included in the Reporting Person’s ownership in the tables above as such Series A Preferred Stock is not itself registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not convertible into the Company’s common stock, and as such, is not deemed an “equity security” as defined in Rule 13d-1 of the Exchange Act.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on June 10, 2020, the Reporting Person beneficially owned in aggregate 9,000,000 shares of Common Stock representing 25.38% of the 35,456,331 shares of the Company’s issued and outstanding Common Stock on such date (as confirmed by the Issuer’s transfer agent). Additionally, the Reporting Person holds one (1) share of Series A Preferred Stock which has the right to vote its proportional share of 60% (cumulative with the other outstanding shares of Series A Preferred Stock) of the total vote on all shareholder matters

(b) Mr. Alexander has the sole power to vote and to dispose of the 9,000,000 shares of Common Stock and has the sole power to vote and to dispose of the one share of Series A Preferred Stock which he holds.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2020

/s/ Esteban Alexander
Esteban Alexander